FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Consolidated Results of Operations (US GAAP) — First quarter, fiscal year ending March 2005]	1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

Date: July 30, 2004

3

Consolidated Results of Operations

(US GAAP)

First quarter, fiscal year ending March 2005

Nomura Holdings, Inc.

July 2004

Outline of the Presentation

■	Financial Summary

■	Review of Businesses

➢	Segment Information

➢	Domestic Retail

➢	Global Wholesale

➢	Asset Management

➢	Non-interest Expenses

■	Appendix

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2004 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Consolidated Financial Summary

First quarter ended June 30, 2004

Results for the First Quarter (Billions of yen)	➢ Net revenue	213.9 (up 6.9%*)
	➢ Non-interest expenses	141.5 (up 9.8%*)
	➢ Income before income taxes	72.5 (up 1.6%*)
	➢ Net income	40.8 (up 4.6%*)
	➢ Total assets	30,013.9 (up 261.0**)
	➢ Total shareholders’ equity	1,833.4 (up 47.7**)
	➢ Leverage	16.4 times (16.7**)
	➢ ROE	9.0% (APR***)

*	YOY
**	Compared with corresponding items as of March 31, 2004

*** Net income x4
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Review of Businesses

■	Segment Information (P5)

■	Domestic Retail (P6-8)

■	Global Wholesale (P9-11)

■	Asset Management (P12-13)

■	Non-interest Expenses (P14-15)

Segment Information

Domestic Retail (1)*

1 Q Points

■	Commissions (55.8 billion yen, up 117%)

✓	Stock Brokerage Commissions 36.5 billion yen, up 201%

➢	Individual Equity Agency Transaction Value**
Monthly average = 13.9 trillion yen, up 179%

➢	Equity Holding Accounts

End of June 04: 1.394 million (up 25,000 a/c since end of March 04)

➢	IT Share***

No. of orders: 49%

Transaction value: 23%

✓	Commissions for Investment Trusts Distribution and Redemption**** 14.5 billion yen, up 52%

➢	Stock Investment Trusts Commissions: 7.6 billion yen, up 196%

➢	Foreign Investment Trusts Commissions: 4.6 billion yen, down 4%

✓	Insurance

➢	Outstanding Value of Variable Annuity Insurance Contracts
End of June 04 304.9 billion yen

■	Fees from Investment Banking (4.7 billion yen, up 61%)

✓	Distribution of JGBs for Individual Investors

7th Issue 373.5 billion yen

Issue amount 1,772.6 billion yen: Nomura’s share: 21%

■	Sales Credit (18.6 billion yen, down 54%)

■	Investment Trust Administration Fees and Other (6.3 billion yen, up 33%)

*	All percentages are year-on-year comparisons unless otherwise noted
**	Three major exchanges = Tokyo, Osaka, Nagoya
***	Portion of Domestic Retail domestic stock trades and value executed through Nomura Home Trade or Nomura Telephone Answer (excl. odd lot transaction)
****	Nomura Securities

Domestic Retail (2)

Stock Brokerage Commissions / Foreign Currency Bond Distribution to Investors / Revenue Breakdown (approx. figs.)

Domestic Retail (3)

Retail Client Assets / Net Asset Accumulation

* Client Assets, Domestic Retail Division, excluding financials ** Including CBs and warrants *** Includes variable annuity insurance	Net asset accumulation: Gap between inflow and outflow of assets

Global Wholesale (1) Global Markets

*	Net revenue for the first quarter and quarterly average for fiscal year ended March 2004 is the summation of the Fixed Income and Equity totals

Global Wholesale (2) Investment Banking

Sources:	* Thomson Financial (Apr. 2004 - Jun. 2004)
** Thomson Financial, Announced Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2004 - Jun. 2004)

Global Wholesale (3) Merchant Banking

Asset Management (1)

Asset Management (2)

Assets Under Management / Market Share (Public Investment

Trusts, NAM’s Share)

Source: The Investment Trusts Association, Japan

Non-Interest Expenses (1)*

*	All percentages are year-on-year comparisons

Non-Interest Expenses* (2)

*	Excludes expenses related to PFG and NPF entities and special charges for withdrawal from the multi-employer pension plan (18.9 billion yen in 2Q FY02.3 and 2.8 billion yen in 2Q FY04.3)

Appendix

•	Revenue and Income by Business Segment (P17)

•	Global Wholesale (Revenue and Income by Business Line) (P18 - P19)

•	Domestic Retail Related Data (P20)

•	Major Differences (Segment / Income Statement) (P21)

•	Revenue (P22 - 25)

•	Non-interest Expenses (P26)

•	Client Assets (P27)

•	Number of Accounts (P28)

•	Secondary Market Share Data (P29)

•	Primary Market Share Data (Value Base) (P30)

•	Assets Under Management (NAM / NCRAM) (P31)

•	VaR (P32)

•	Number of Employees (P33)

Revenue and Income by Business Segment (Quarterly Base)

Domestic Retail Unit: millions of yen
	FY03.3				FY04.3				FY05.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Non-interest revenue	66,436	56,136	69,366	54,999	74,573	75,214	74,893	79,355	86,210
Net-interest revenue	599	605	915	194	397	378	460	487	759
Net revenue	67,035	56,742	70,280	55,193	74,970	75,592	75,353	79,842	86,969
Non-interest expenses	53,137	55,294	51,180	53,951	54,201	56,916	55,273	59,823	53,294
Income before income taxes	13,899	1,449	19,100	1,241	20,769	18,676	20,080	20,019	33,675

Global Wholesale Unit: millions of yen
	FY03.3				FY04.3				FY05.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Non-interest revenue	73,321	24,324	40,124	58,906	68,977	94,852	51,351	75,665	74,936
Net-interest revenue	16,541	30,970	30,571	23,712	25,177	20,102	5,987	23,625	12,566
Net revenue	89,861	55,294	70,695	82,619	94,154	114,954	57,338	99,290	87,502
Non-interest expenses	53,387	46,320	48,946	58,784	56,356	57,400	55,247	58,224	54,847
Income before income taxes	36,474	8,974	21,749	23,835	37,798	57,554	2,091	41,066	32,655

Asset Management Unit: millions of yen
	FY03.3				FY04.3				FY05.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Non-interest revenue	9,850	10,288	7,290	7,400	7,598	7,633	10,459	8,610	9,046
Net-interest revenue	-55	23	1,762	502	682	389	154	432	627
Net revenue	9,795	10,311	9,052	7,902	8,280	8,022	10,613	9,042	9,673
Non-interest expenses	8,682	8,995	8,021	8,167	8,192	10,517	8,058	10,237	8,894
Income before income taxes	1,113	1,316	1,031	-265	88	-2,495	2,555	-1,195	779

Global Wholesale

        (Revenue and Income by Business Line, Quarterly Base) (1)

Global Markets* Unit: millions of yen
	FY05.3 1Q
Net revenue	71,799
Fixed Income relate	38,535
Equity related	29,658
Non-interest expenses	41,175
Income before income taxes	30,624

Fixed Income Unit: millions of yen
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q
Net revenue	43,887	32,476	41,550	36,052	62,261	48,118	26,319	37,296
Non-interest expenses	18,944	16,334	17,605	23,877	25,093	22,274	20,725	23,718
Income before income taxes	24,943	16,142	23,946	12,176	37,168	25,844	5,594	13,578

Equity Unit: millions of yen
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q
Net revenue	30,416	12,353	17,872	21,384	20,381	38,950	15,328	35,494
Non-interest expenses	18,340	14,329	16,026	16,980	16,470	19,202	18,312	17,510
Income before income taxes	12,076	-1,977	1,846	4,404	3,911	19,748	-2,984	17,984

*	In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Fixed Income related and Equity related, which make up Net revenue, differ in composition to Fixed Income and Equity definitions used in the past.

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base) (2)

Investment Banking* Unit: millions of yen
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
Net revenue	16,830	16,453	14,801	21,041	12,908	20,568	18,013	19,380	12,945
Non-interest expenses	13,850	13,636	13,081	15,807	12,086	13,458	13,448	14,711	10,668
Income before income taxes	2,980	2,817	1,720	5,234	822	7,110	4,565	4,669	2,277

Merchant Banking Unit: millions of yen
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
Net revenue	-1,272	-5,989	-3,528	4,142	-1,396	7,318	-2,322	7,120	2,758
Non-interest expenses	2,253	2,019	2,233	2,122	2,707	2,466	2,762	2,285	3,004
Income before income taxes	-3,525	-8,009	-5,762	2,021	-4,103	4,852	-5,084	4,835	-246

*	In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Figures for Investment Banking before FY2004 correspond to the figures for Investment Banking prior to the organizational change.

Domestic Retail Related Data

						Units: Billions of yen

	FY03.3				FY04.3				FY05.3
Domestic Retail	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
Net interest revenue	0.6	0.8	0.7	0.2	1.2	1.2	1.4	1.1	1.6
Sales credit	20.5	17.8	32.2	25.2	40.4	21.7	18.0	17.7	18.6
Investment trust administration fees and other	12.3	7.7	6.9	5.2	4.8	5.4	5.6	6.0	6.3
Fees from investment banking	1.8	4.8	3.7	4.8	2.9	6.7	8.7	7.7	4.7
Commissions	31.9	25.7	26.8	19.8	25.7	40.5	41.8	47.2	55.8
Stock brokerage commissions (Domestic Retail)	16.8	10.2	13.5	7.7	12.1	26.2	25.6	28.2	36.5

						Units: Billions of yen

Commissions for investment trusts distribution and redemption*	12.8	6.7	7.7	7.7	9.6	10.1	12.3	15.0	14.5
Bond investment trusts commission	5.5	4.2	4.0	3.2	2.2	2.6	3.4	2.9	2.3
Stock investment trusts commission	6.0	1.8	1.3	2.6	2.6	4.9	6.6	7.4	7.6
Foreign investment trusts commission**	1.3	0.8	2.5	1.9	4.8	2.5	2.3	4.7	4.6

						Units: Trillions of yen

Domestic distribution volume of investment trusts	3.3	2.5	3.5	2.6	3.2	3.5	3.4	3.7	3.9
Bond investment trusts	2.4	1.8	2.7	1.7	2.0	2.6	2.6	2.8	3.0
Stock investment trusts	0.5	0.3	0.2	0.3	0.3	0.4	0.4	0.5	0.5
Foreign investment trusts	0.5	0.4	0.6	0.5	0.8	0.5	0.3	0.4	0.4

						Units: Billions of yen

	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12	2004.3	2004.6
Outstanding value of bond investment trusts*	5,291	4,785	4,282	3,883	3,612	3,302	2,910	2,558	2,293

						Units: Billions of yen

	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12	2004.3	2004.6
Outstanding value of variable annuity	28.1	105.3	149.3	166.6	182.8	216.8	242.2	261.6	304.6

*	Nomura Securities
**	Commission during the initial and subsequent offering periods

Major Differences (Segment / Income Statement) (FY05.3 3 months)

Revenue (1)

(Commissions)

Revenue (2)

(Fees from Investment Banking)

Revenue (3)

(Asset Management and Portfolio Service Fees)

Revenue (4)

(Net Gain on Trading / Net Interest Revenue)

Non-interest Expenses

Client Assets (Trillions of yen)

Nomura Securities

	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04
Equities	24.9	23.6	22.3	21.6	24.8	28.7	30.3	35.9	37.2
Bonds	14.9	15.4	15.4	16.8	17.9	18.4	17.5	17.3	17.3
Stock investment trusts	2.7	2.5	2.4	2.4	2.6	2.8	3.1	3.3	3.5
Bond investment trusts	8.2	7.4	6.9	6.5	6.3	6.2	5.8	5.6	5.3
Overseas mutual funds	1.0	1.0	1.1	1.2	1.3	1.4	1.5	1.6	1.7
Other	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	51.8	50.0	48.2	48.5	53.0	57.6	58.2	63.8	65.2

Client Assets (Domestic Retail, excluding financials)

	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04
Equities	11.4	10.6	9.9	9.5	11.1	12.8	13.7	16.0	16.9
Foreign Bonds	2.6	2.8	3.2	3.4	3.9	3.7	3.8	3.7	3.6
Domestic Bonds	4.7	4.9	5.0	5.0	5.1	5.3	5.7	6.1	6.5
Stock investment trusts	2.4	2.2	2.1	2.0	2.2	2.4	2.5	2.7	2.7
Bond investment trusts	7.9	6.7	6.3	5.9	5.7	5.6	5.2	5.0	4.7
Overseas Mutual Funds	0.8	0.9	0.9	1.0	1.1	1.2	1.3	1.4	1.5
Other	0.1	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.4

Total	29.3	28.2	27.6	27.1	29.3	31.3	32.5	35.2	36.2

*	As of the end of June 2004, client assets (Domestic Retail, including financials) were 41.9 trillion yen

Number of Accounts

Nomura Home Trade (online trading accounts)
	(Thousands accounts)
	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04
	1,005	1,079	1,114	1,141	1,168	1,215	1,290	1,367	1,452

IT Share
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
No. of order	39%	38%	33%	42%	45%	46%	46%	49%	49%
Transaction value	17%	14%	9%	17%	21%	21%	21%	23%	23%

Nomura Cash Management Service
	(Thousands accounts)
	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04
	2,965	3,029	3,079	3,112	3,145	3,195	3,285	3,347	3,413

Equity Holding Accounts
	(Thousands accounts)
	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04
	1,246	1,274	1,285	1,302	1,308	1,323	1,349	1,369	1,394

New Accounts (individual, monthly average)
	(Thousands accounts)
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
	20	22	20	16	16	21	24	26	27

Secondary Market Share Data (Market Unit: Trillions of yen)

Individual Equity Agency Transactions Share (monthly average)
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
Market	5.2	3.9	5.2	3.1	5.0	9.1	9.8	11.4	13.9
Nomura’s share	20%	16%	17%	8%	8%	10%	9%	10%	10%

Off-floor/Off-exchange Equity Trading Share
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
Off-floor market	4.1	4.1	2.7	3.2	3.5	4.9	4.3	6.6	5.7
Off-exchange	9.6	8.7	8.7	6.3	8.1	9.1	6.8	7.9	9.3
Nomura’s share	24%	18%	21%	15%	15%	16%	17%	15%	18%

JGB Auction Share
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
Market	16.8	18.2	15.7	17.3	18.4	18.7	18.1	19.2	19.4
Nomura’s share	20%	18%	10%	12%	14%	17%	12%	19%	16%

Secondary Bond Trading
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q
Market	296	299	261	273	321	326	281	308	368
Nomura’s share	13%	16%	13%	14%	18%	16%	16%	15%	14%

Primary Market Share Data (Value Base)

Straight Bonds*
	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-03.6	03.4-03.9	03.4-03.12	03.4-04.3	FY05.3 04.4-04.6
Nomura’s share	20%	22%	22%	23%	22%	23%	19%	19%	20%

Euro Yen Bonds**
	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-03.6	03.4-03.9	03.4-03.12	03.4-04.3	FY05.3 04.4-04.6
Nomura’s share	35%	24%	20%	21%	37%	40%	35%	31%	24%

Convertible Bonds**
	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-03.6	03.4-03.9	03.4-03.12	03.4-04.3	FY05.3 04.4-04.6
Nomura’s share	1%	10%	15%	13%	9%	14%	26%	28%	21%

Japanese IPO**
	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-03.6	03.4-03.9	03.4-03.12	03.4-04.3	FY05.3 04.4-04.6
Nomura’s share	9%	8%	9%	11%	5%	10%	26%	27%	45%

Japanese PO**
	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-03.6	03.4-03.9	03.4-03.12	03.4-04.3	FY05.3 04.4-04.6
Nomura’s share	40%	41%	44%	50%	37%	58%	39%	33%	17%

Sources:	* Thomson Dealwatch, lead manager base
** Thomson Financial Securities Data, bookrunner base

Assets Under Management (NAM / NCRAM)

NAM (Trillions of yen)
	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04
Stock investment trusts	3.6	3.3	3.3	3.2	3.5	4.3	4.3	4.5	4.6
Bond investment trusts	9.2	8.3	7.8	7.3	7.0	7.0	6.6	6.3	6.0
Non-public investment trusts	0.2	0.2	0.2	0.2	0.3	0.3	0.4	0.4	0.5
Investment advisory (domestic)	3.3	3.1	3.0	2.9	2.9	2.9	2.9	3.0	3.1
Investment advisory (overseas)	0.8	0.8	0.7	0.7	0.8	0.9	1.1	1.4	1.5

Total	17.1	15.6	15.1	14.2	14.5	15.4	15.2	15.7	15.7

NCRAM (Billions of US$)
	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04
Total	3.7	3.8	4.4	4.7	5.3	5.8	6.5	7.7	8.0

Value at Risk (Consolidated)

■ Definition	From Apr. 1, 2003 to Jun. 30, 2004

➢ 99% confidence level	Maximum: 5.6 billion yen

➢ 1-day time horizon for out trading portfolio	Minimum: 2.8 billion yen

➢ Inter-product price fluctuations considered	Average: 3.88 billion yen

(Billions of yen)

The end of quarter	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04
Equity	1.8	1.3	1.3	1.5	2.1	2.3	2.9	3.3	3.0
Interest Rate	1.7	1.8	1.9	2.3	2.5	2.4	2.5	2.0	2.8
Foreign Exchange	0.4	0.4	0.3	0.2	0.3	0.3	0.3	0.5	0.4

Sub-total	3.8	3.5	3.5	4.0	4.9	4.9	5.7	5.8	6.3
Diversification Benefit	(1.2)	(1.2)	(1.1)	(0.9)	(1.5)	(1.3)	(1.8)	(1.9)	(2.2)

VaR	2.6	2.3	2.4	3.1	3.4	3.6	3.8	3.9	4.0

Number of Employees

	Mar. 01	Sep. 01	Mar. 02	Sep. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03	Mar. 04	Jun. 04
Asia/Oceania	486	476	468	462	616	622	646	652	655	668
Americas	835	893	827	753	797	821	843	852	866	914
Europe	1,370	1,449	1,381	1,352	1,389	1,439	1,372	1,439	1,403	1,407
Japan (FA, SA)	2,195	2,192	2,177	2,072	1,986	1,960	1,901	1,909	1,915	1,985
Japan (excluding FA, SA)*	9,507	9,846	9,697	9,969	9,258	9,561	9,435	9,316	9,148	9,430

Total	14,393	14,856	14,550	14,608	14,046	14,403	14,197	14,168	13,987	14,404

						*Excluding NPF’s consolidated subsidiaries